# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SECURITY INSTRUMENTS INC, CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0000921895-24-003013
Filed by CIK 0001734770
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 229,030; sole dispositive power 0; shared dispositive power 229,030; aggregate amount beneficially owned 229,030 (9.9% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 229,030; sole dispositive power 0; shared dispositive power 229,030; aggregate amount beneficially owned 229,030 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SECURITY INSTRUMENTS INC
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons on December 23, 2024 (the "Schedule 13D"), and relates to the Common Stock of Universal Security Instruments Inc. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to incorporate the following at the end thereof:

On April 15, 2025, A&C entered into a Memorandum of Understanding (the "Memorandum of Understanding") with the Issuer and Harvey Grossblatt solely for purposes of Section 6(e) therein. Pursuant to the Memorandum of Understanding, A&C agreed to vote all the shares of the Issuer's Common Stock (the "Common Stock") that it has the power to vote in favor of (i) the sale of all or substantially all of the Issuer's assets to Feit Electric Company, Inc. ("Feit"), pursuant to the terms of the Asset Purchase Agreement dated October 29, 2024, by and between the Issuer and Feit (the "Asset Sale") at the special meeting of stockholders of the Issuer scheduled to be held on April 15, 2025 or any adjourned special meeting to vote on such matter (the "Meeting") and (ii) the liquidation and dissolution of the Issuer pursuant to the terms of the Plan of Complete Liquidation and Dissolution attached as Annex B to the Proxy Statement on Form DEFM14A filed by Issuer with the U.S. Securities and Exchange Commission ("SEC") on December 23, 2024 (the "Liquidation") at the Meeting.

Pursuant to the Memorandum of Understanding, the Issuer agreed not to consummate the Liquidation for a period of at least 90 days following the approval of the Asset Sale by its stockholders at the Meeting, notwithstanding any approval of the stockholders of the Liquidation at the Meeting (the period beginning on the date of the Memorandum of Understanding and ending at the end of such 90 day period, the "Negotiation Period"). The Issuer further agreed that, during the Negotiation Period, it would use its best efforts to maintain the listing of its Common Stock on the New York Stock Exchange and would make all required SEC filings during such period.

The Memorandum of Understanding further provided that, following the approval of the Asset Sale, the Issuer and A&C would use commercially reasonable efforts to facilitate and close an investment in the Issuer by A&C, one of its affiliates or a third party through a convertible note (the "Convertible Note") that will be convertible, subsequent to the record date for payment of the Distribution (as defined below), into Common Stock equal to a value of up to 19.9% of the Issuer's market capitalization as of the date of such closing (the "Investment"), and stated that the intention of the Issuer and A&C is that the proceeds of the Investment would be used by the Issuer (i) as operating capital for a business to be mutually agreed upon by the Issuer and A&C and to be conducted through a subsidiary to be created by the Issuer within five business days following the approval of the Asset Sale, (ii) for payment of a dividend to the Issuer's stockholders in an amount that provides an after-tax value per share of Common Stock comparable to the value that would have been paid to such stockholders in the Liquidation (the "Distribution"), which Distribution will be paid by the Issuer following the closing of the Asset Sale and (iii) for payment of certain expenses of the Issuer. The Issuer agreed not to consummate the Liquidation at all if the Investment is closed prior to the expiration of the Negotiation Period. Further, pursuant to the Memorandum of Understanding, A&C committed to an investment by it, one of its affiliates and/or a non-related third party solely to cover the Issuer's SEC reporting costs and expenses associated with the Issuer's annual report to be filed on Form 10-K for the year ended March 31, 2025 and its stock exchange listing fees, to be made within 30 days of the date of the Memorandum of Understanding in the form of a convertible note on similar terms to the Convertible Note and including an original issue discount feature, in a principal amount not to exceed $400,000. The Issuer further agreed to take all actions to ensure that the transactions contemplated in connection with the Memorandum of Understanding and any purchase by A&C or any of its affiliates of Shares would not subject A&C or any of its affiliates to applicable Maryland statutes.

Additionally, pursuant to the Memorandum of Understanding, A&C has the right, within five business days after the approval of the Asset Sale, to appoint two directors to the board of directors (the "Board") of the Issuer. The Issuer agreed that, within five business days following the approval of the Asset Sale, it would cause the Board to amend the Issuer's By-laws to limit the size of the Board to a maximum of six directors and not to further amend, modify or supplement such amended By-laws until the earlier of the end of the Negotiation Period or the closing of the Investment.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to incorporate the following at the end thereof:

On April 15, 2025, A&C entered into the Memorandum of Understanding, as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Memorandum of Understanding

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (04/17/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (04/17/2025)